Exhibit 23.4

CONSENT OF ROBERT A. STANGER & CO., INC.

We consent to the references to our name and the valuation conclusions and methodologies of our report, dated March 4, 2022, prepared by us with respect to the estimated liquidation value per share of Series E Redeemable Preferred Stock and Series M Redeemable Preferred Stock of Braemar Hotels & Resorts Inc. (the “Company”), which is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated by reference in this Form S-3. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Sincerely,

Robert A. Stanger & Co., Inc.

By:	/s/ Robert A. Stanger & Co., Inc.

Date: March 14, 2022